December 1, 2011

Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549-3608

Re:   Crescent Financial Corporation

         Amendment No. 3 to Schedule TO filed on November 22, 2011

         Filed by Piedmont Community Bank Holdings, Inc.

         File No. 5-78732

Dear Ms. Kim:

We have received your comment letter dated November 28, 2011 with respect to the above referenced filing. We are counsel to Piedmont Community Bank Holdings, Inc. (“Piedmont” or the “Bidder”) and the Bidder’s responses are set forth below. The discussion below is presented in the order of the numbered comments in the comment letter. For your convenience, each of the Bidder’s responses are preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Schedule TO

1.      We note that Piedmont has completed the acquisition of 66% of the total outstanding shares of Crescent and that Piedmont now has control of the board. Please advise us of the applicability of Rule 13e-3 to the tender offer.

Response

We do not believe that Rule 13e-3 applies to the tender offer because (i) Piedmont was not an affiliate of Crescent at the time that the tender offer commenced and (ii) we do not believe that the tender offer will have any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

Rule 13e-3 does not apply because Bidder was not an “affiliate” (as defined by Rule 13e-3(a)(1)) at the commencement of the tender offer. Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” At the commencement of the tender offer, Bidder did not have any control, directly or indirectly, over Crescent. Additionally, the definition of “affiliate” in Rule 13e-3(a)(1) specifically states that “a person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such

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issuer prior to the stated termination of such tender offer and any extensions thereof”. Thus, the fact that Bidder has completed the acquisition of 66% of the total outstanding shares of Crescent (the “Investment”) and now has control of the board of directors of Crescent should not bring Bidder’s tender offer within the scope of Rule 13e-3.

Further, the tender offer has neither the reasonable likelihood or purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. We do not believe that Crescent will become eligible for termination of its registration under Section 12(g) based upon having less than 300 holders of record of its shares of common stock. If all holders of Crescent stock tender their shares, the tender will be oversubscribed and the Bidder will accept shares on a pro rata basis. In that case, there would not be a reduction in the number of record stockholders of Crescent common stock. If all stockholders do not tender, then those who do not tender will remain record stockholders of Crescent common stock. Consequently, we do not believe that there is a reasonable likelihood that the tender offer will produce a reduction in the number of record stockholders of Crescent’s common stock to a level that would allow Crescent to de-register its common stock. Additionally, as noted in Section 12 – Purposes of the Offer; Plans for Crescent Financial, Bidder has no intention or present plans for the Crescent shares of common stock to be delisted from NASDAQ.

2.	We note your response to comment two in our letter dated November 16, 2011; however, we reissue our comment. Footnote 195 of the Regulation M-A adopting release states that financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In the latter case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder. Refer to SEC Release 33-7760. Please advise us of what information about the bidder is already available to Crescent’s shareholders, the nature of Crescent’s shareholder base, and whether the tender offer, which will increase the bidder’s ownership from 66% to 89%, will significantly change the nature of the bidder’s stake in the target company. We may have further comment.

Response

The Bidder respectfully submits that financial statements of the Bidder are not material to a stockholder’s decision whether to sell, tender or hold securities that are the subject of Bidder’s tender offer.

As discussed in the Schedule TO and the amendments thereto, the offer consists solely of cash and the offer is not subject to a financing condition. Release 33-7760 indicates that the offering of all cash consideration and the absence of a financing condition are factors that support a determination that the financial statements of Bidder are not material.

Footnote 195 to Release 33-7760 states that “financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target”. The Bidder is not, through the tender offer, seeking to acquire a

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significant equity stake in order to influence the management and affairs of the target. Rather, the tender offer is only one part of a larger transaction which the Bidder entered into with Crescent pursuant to the terms of the February 23, 2011 Investment Agreement between Crescent and the Bidder (the “Investment Agreement”). Pursuant to the terms of the Investment Agreement, which was approved by Crescent’s stockholders, Piedmont consummated the Investment on November 18, 2011 and acquired approximately 66% of Crescent. This equity purchase, along with the negotiated terms of the Investment Agreement which became effective at the time the Investment was consummated, were sufficient to allow Bidder to influence the management and affairs of Crescent. As a result, certain members of management were replaced and the Crescent Board of Directors was reconstituted with a majority of Piedmont appointed directors.

The Bidder’s purpose in making the offer is to increase its equity investment and provide a liquidity opportunity to Crescent stockholders. The Bidder believes that the increase in its equity ownership from approximately 66% to approximately 89% (assuming the offer is fully subscribed) will have no incremental effect on the Bidder’s relationship with Crescent, its board of directors or management.

As discussed in the Offer to Purchase, the Bidder is a bank holding company with substantial operations conducted through two subsidiary banks. One of Bidder’s subsidiaries, Community Bank of Rowan, is wholly-owned (except for a limited number of shares owned by the board of directors of such bank as required by North Carolina law), and the other one, VantageSouth Bank (“VantageSouth”), is majority-owned by Bidder. As disclosed in the Offer to Purchase, VantageSouth is regulated by the FDIC and is a public reporting company for which financial information is readily available on either the FDIC’s website or through VantageSouth’s website.

The Federal Reserve Bank approved the transactions contemplated by the Investment Agreement, including the Investment and the tender offer. As part of the Federal Reserve’s approval process, it evaluated the financial strength of Piedmont, particularly as it relates to the “source of strength” doctrine, whereby Piedmont, as the top tier registered bank holding company of Crescent State Bank, will be expected to be a source of financial and managerial strength to its subsidiary banks. The Offer to Purchase includes disclosure that the Federal Reserve Bank has approved the transactions contemplated by the Investment Agreement and the acquisition by Piedmont of control of Crescent. Based on the factors listed above, we believe that Crescent stockholders have all of the information that is material with respect to Piedmont’s financial position in connection with the tender.

According to Crescent’s most recent proxy statement, prior to the consummation of the Investment, Crescent’s stock was widely held, with only two stockholders, both of whom were members of Crescent’s Board of Directors, owning more than 5% each and no stockholder owning more than approximately 5.74% in the aggregate. The board of directors and management of Crescent collectively owned less than 19% prior to the consummation of the Investment.

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3.	We note your response to comment four in our letter dated November 16, 2011, and we continue to review your response.

Response

In response to the oral comment conveyed to us on Monday, November 28, 2011, we are supplementing the response in our letter dated November 22, 2011 to comment four in your letter dated November 16, 2011 as follows.

The Investment and the tender offer were and are made subject to the terms of the Investment Agreement, which was entered into before the transaction (including the tender offer) was publicly announced. The material terms of the Investment Agreement, including the customary nature of the closing conditions in which no party had any subjective condition to closing nor any unilateral right to assert a condition within its control as a basis not to close, were also fully disclosed in the Offer to Purchase. The Investment Agreement clearly states that the Bidder intended to (i) invest $75,000,000 in Crescent by purchasing shares of Crescent common stock at $4.00 per share and (ii) launch a tender offer to purchase up to an additional 6,442,105 shares of common stock of Crescent at $4.75 per share. The Investment Agreement also makes clear that the closing of the tender offer is conditioned on the closing of the Investment having occurred. All elements of the Investment and the tender offer have been fully disclosed and the Investment Agreement, including the terms of the tender offer, was submitted to and approved by the Crescent stockholders. All Crescent stockholders were provided with the opportunity to approve the overall transaction when they voted on the issuance of shares to the Bidder upon the consummation of the Investment.

In Axel Springer AG, SEC No-Action Letter (September 12, 2005), in connection with Axel Springer AG’s offer for ProSiebenSat.1 Media AG, the Commission granted exemptive relief from Rule 14e-5 based on, among other things, the fact that the purchase agreement was unconditional and binding on all parties, subject to receipt of certain regulatory approvals; the relevant purchase agreement was entered into before public announcement of the offer; no further consideration, direct or indirect, was to be paid under the purchase agreement beyond the price set in the purchase agreement; and the existence of the purchase agreement and all material terms, including quantity, price and parties, were disclosed in the Offer to Purchase. All of these factors are also present in this transaction. The Commission cited the same factors (a) in Anheuser-Busch Companies, Inc., SEC No-Action Letter (May 7, 2004), granting exemptive relief from Rule 14e-5 to Anheuser-Busch in connection with a possible offer by Anheuser-Busch for Harbin Brewery Group Limited and (b) in Perkins Papers Ltd. SEC No-Action Letter (November 21, 2000), recommending that the Commission take no enforcement action pursuant to Rule 14e-5 in connection with the Perkins Papers Ltd. tender offer for Wyant.

Consequently, we do no believe that Rule 14e-5 is applicable to the Investment or the tender offer because none of the investor protection concerns underlying Rule 14e-5 are present here and because the purchase of shares by the Bidder pursuant to the Investment Agreement does not result in the kind of abuses that Rule 14e-5 was intended to prevent.

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Please contact me at 212-541-2275 should you have any questions or require further information.

Sincerely,

/s/ Kenneth L. Henderson

Kenneth L. Henderson